

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

July 31, 2009

Ms. Meg A. Gentle
Senior Vice President & Chief Financial Officer
Cheniere Energy, Inc.
700 Milam Street, Suite 800
Houston, Texas 77002

> **Re: Cheniere Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 001-16383**

Dear Ms. Gentle:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 35

Contractual Obligations, page 47

1.   We note you exclude the interest component of your long-term debt. In light of the significance of your long-term debt to your financial statements as a whole, please expand your accompanying footnotes to describe the nature of provisions that create, increase or accelerate obligations, or other pertinent data to the extent

necessary for an understanding of the timing and amount of your specified contractual obligations, as contemplated by Item 303(a)(5) of Regulation S-K.

Summary of Critical Accounting Policies and Estimates, page 50

2.   We note you identify seven areas of accounting where critical accounting policies are used to record activity. However, your disclosures appear to lack association with specific accounting estimates that may be necessary to an understanding of your liquidity, capital resources, and results of operations. Please expand your disclosures to address the specific instances where uncertainties exist in your estimates. Your disclosures should provide information about the quality and variability of your earnings and cash flow so that investors may ascertain the indicative value of your reported financial information. We generally find that disclosures including both a sensitivity analysis and discussion of historical experience making the critical estimate are effective in conveying this information. It is important to note that while accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in MD&A should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Please refer to Section 501.14 of the Financial Reporting Codification for further guidance.

Management's Report on Internal Control Over Financial Reporting, page 57

3.   In the first paragraph of this section, you state that internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations. The language in this paragraph appears to limit management's conclusions regarding the effectiveness of your internal control over financial reporting at a reasonable assurance level. Please confirm for us, if true, that the disclosure is not meant to limit management's conclusions as to the effectiveness of your internal control over financial reporting. Also, in future filings, please remove or revise the disclosure so that it does not appear to limit management's conclusions.

4.   Please include a statement that the registered public accounting firm that audited the financial statements has issued an attestation report on your internal control over financial reporting. See Item 308(a)(4) of Regulation S-K.

Financial Statements and Supplementary Data, page 56

General

5.   We note in your financial statements the changes in operating results in the year
        ended December 31, 2008 in comparison to your prior years' operating results. In
        all future filings, the disclosure in the "Business" and "Management's Discussion
        and Analysis…." sections of the registration statement or periodic report (as the
        case may be), and elsewhere in the disclosure, as appropriate, should be revised
        and expanded in order to fully discuss the various business strategies and
        operational factors impacting the company, it operations and results, and the
        actions taken, as necessary, by the company in response to these changes in
        operating results.

        Examples would include the (i) current operating results and the current
        application process with FERC to adapt its facilities in order to export LNG as a
        result of the higher LNG prices available outside of the United States and the
        relation to these current factors to your initial business plan which was based
        upon an assumption of higher LNG prices existing in the United States than that
        existing outside the United States.

6.   Please provide us, as supplemental information, an analysis to support your
        decision to remove the supplemental information relating to your oil and gas
        reserves and related financial data from your Form 10-K. In this regard, we note,
        without limitation, you have excluded the disclosures set forth in FAS 69, FAS
        131, FAS 143 and Industry Guide 2. The staff does note your statement on page
        13 that "As a result of the lack of materiality to our consolidated financial
        statements taken as a whole, our oil and gas exploration, development and
        exploitation activities have been excluded as a separately disclosed operating
        segment."

Consolidated Statement of Cash Flows, page 64

7.   We note your classification in 2008 of $(248,767) as a financing activity, with a
        caption titled 'Investment in restricted cash and cash equivalents;" and your
        disclosure on page 43 that proceeds from the borrowings under the 2008
        Convertible Loans "were used to fund reserve accounts of $248.8 million." We
        also note your disclosure on pages 45 and 46 that certain of these funds "were
        utilized to pay for interest on the Bridge Loan, to pay expenses incurred in
        connection with the issuance of the 2008 Convertible Loans and consideration of
        other strategic alternatives and to fund working capital and general corporate
        needs of Cheniere and its subsidiaries." Please explain to us why you believe it is
        appropriate to classify the use of all of these proceeds as a financing activity.

Note 2 – Summary of Significant Accounting Polices, page 65

Revenue Recognition, page 66

8.   Please expand your footnote to address your accounting policy for the line item captioned 'Marketing and trading gain (loss).' Please also expand your MD&A to discuss the fluctuation from 2007 to 2008.

Note 4 - Restructuring Charges, page 73

9.   Please expand your disclosure to address the items contemplated by paragraph 20(d) of FAS 146 for your reportable segments, or otherwise advise why you have not provided this disclosure.

Note 10 – Property, Plant and Equipment, page 77

Asset Retirement Costs, page 78

10.   We note from your disclosure with regard to the retirement of certain LNG receiving terminal and natural gas pipeline assets and obligations related to right-of-way agreements, you "determined that due to an indeterminate life of such assets, the fair value of the retirement obligation is not reasonably estimable." We also note from your disclosure under the heading of 'LNG Terminal Costs' that the "Sabine Pass LNG receiving terminal is depreciated using the straight-line depreciation method applied to groups of LNG receiving terminal assets with varying useful lives. The identifiable components of the Sabine Pass LNG receiving terminal with similar estimated useful lives have a depreciable range between 10 and 50 years." Based on this disclosure, please address the following:

- Describe to us the nature of the 'groups of LNG receiving terminal assets' and the 'identifiable components of the Sabine Pass LNG receiving terminal;'

- Explain how you considered whether or not you have enough information to estimate the fair value of the asset retirement obligation for the depreciable components of your Sabine Pass LNG receiving terminal. In this regard, the staff notes the guidance provided by Example 2 of FIN 47.

Note 11 – Intangible Assets, page 78

Amortizable Intangible Assets, page 79

11.   We note your statement that "For 2008 and 2007, we had not recognized amortization expense." Based on this disclosure, please disclose why and how you decreased the balance of amortizable intangible assets from $14,228 in 2007 to $1,637 in 2008. Please also explain why you have not recognized amortization expense related to these intangible assets.

Note 14 – Goodwill, page 80

12.   We note from your disclosure that your goodwill is attributed to your acquisition of minority interest in the Corpus Christi LNG and that you determined no impairment of your goodwill was necessary during the periods presented. We also note your statement that "For our impairment reviews, we have designated our LNG receiving terminal business as the reporting unit under review due to similar economic characteristics." Given the achievement of commercial operability of the Sabine Pass LNG receiving terminal in September 2008, please explain to us why you believe your LNG receiving terminal businesses continue to exhibit similar economic characteristics.

Controls and Procedures, page 102

13.   Under Rules 13a-15(e) and 15d-15(e), the definition of disclosure controls and procedures also includes controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports it submits under the Act are accumulated and communicated to the issuer's management, including its principal executive and financial officers. Please modify your disclosed definition of "disclosure controls and procedures" or make reference to the definition of such controls and procedures in Rules 13a-15(e) and 15d-15(e), as appropriate, to address this requirement. This comment also applies to your Form 10-Q for the fiscal quarter ended March 31, 2009.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer O'Brien at (202) 551-3721 or Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact Douglas Brown at (202) 551-3265, Michael Karney at (202) 551-3847, or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director